Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended Jun. 30,		Years Ended December 31,
(millions except ratios)	2009	2008	2008	2007	2006	2005	2004

Income from continuing operations before provision for income taxes and noncontrolling interests	$553	$485	$879	$1,025	$738	$567	$519

Less: Earnings from unconsolidated entities under the equity method of accounting	2	1	5	6	5	7	3

Add back fixed charges:

Interest on indebtedness	55	64	126	138	129	125	136

Interest on FIN 48 liabilities	—	(1)	—	(2)	—	—	—

Portion of rents representative of interest factor	20	25	47	75	79	71	73

Income as adjusted	$626	$572	$1,047	$1,230	$941	$756	$725

Fixed charges:

Interest on indebtedness	$55	$64	$126	$138	$129	$125	$136

Portion of rents representative of interest factor	20	25	47	75	79	71	73

Total fixed charges	$75	$89	$173	$213	$208	$196	$209

Ratio of earnings to fixed charges	8.3	6.4	6.1	5.8	4.5	3.9	3.5